UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549



                          SCHEDULE 13G



           Under the Securities Exchange Act of 1934

                     (Amendment No. Five)*


               REVENUE PROPERTIES COMPANY LIMITED
                        (Name of Issuer)


                         COMMON SHARES
                 (Title of Class of Securities)


                           761389402
                         (CUSIP Number)



 Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       Page 1 of 4 Pages

CUSIP No. 761389402          Schedule 13G             Page 2 of 4


 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Mackenzie Financial Corporation

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                 (b) X

 3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Toronto, Ontario, Canada

 5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
    SOLE VOTING POWER

    6,470,200

 6. SHARED VOTING POWER

    Nil

 7. SOLE DISPOSITIVE POWER

    6,470,200

 8. SHARED DISPOSITIVE POWER

    Nil

 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   6,470,200 shares plus 3,881,000 principal amount of Revenue Properties
    7.5% Convertible Debenture, maturing October 1, 2003, representing in aggregate, 7,519,118 shares.

 10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
   SHARES.*

 11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   10.0%.

 12.     TYPE OF REPORTING PERSON *

    IA
                          Schedule 13G              Page 3 of 4

 Item 1(a)    Name of Issuer
         REVENUE PROPERTIES COMPANY LIMITED

 Item 1(b)    Address of Issuer's Principal Executive Offices
         The Colonnade, Suite 300
         131 Bloor Street West, Toronto, Ontario M5S 1R1

 Item 2(a)    Name of Person Filing
         Mackenzie Financial Corporation

 Item 2(b)    Address of Principal Business Office
         150 Bloor Street West, Suite M111
         Toronto, Ontario  M5S 3B5

 Item 2(c)    Citizenship
         Organized in Toronto, Ontario, Canada

 Item 2(d)    Title of Class of Securities
         Common Stock

 Item 2(e)    CUSIP Number
         761389402

 Item 3  If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2
          (b), check whether the person filing is a:
              (a)  [    ]    Broker or Dealer
              (b)  [    ]    Bank
              (c)  [    ]    Insurance Company
              (d)  [    ]    Investment Company
              (e)  [  X ]    Investment Adviser
              (f)  [    ]    Employee Benefit Plan, Pension Fund or
                              Endowment Fund
              (g)  [    ]    Parent Holding Company
              (h)  [    ]    Group

 Item 4  Ownership

         (a)  Amount Beneficially Owned
              6,470,200 shares plus 3,881,000 principal amount of Revenue
               Properties 7.5% Convertible Debenture, maturing October 1, 2003, representing in aggregate, 7,519,118 shares.

         (b)  Percent of Class
              10.0%

         (c)  Number of shares as to which such person has:

              (i)  sole power to vote            6,470,200 Shares
              (ii) shared power to vote               Nil
              (iii)     sole power to dispose              6,470,200 Shares
              (iv) shared power to dispose            Nil










                          Schedule 13G              Page 4 of 4


  Item 5 Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         [ X ]     Not applicable

 Item 6  Ownership of More than Five Percent on Behalf of Another Person

         Several accounts managed by Mackenzie Financial Corporation have the right to receive dividends and the proceeds from the sale of these securities, none of which own more than 5% of the common stock of Revenue Properties Company Limited.

 Item 7 Identification and Classification of the Subsidiary Which Acquire the Security Being Reported on By the Parent Holding Company

         N/A

 Item 8  Identification and Classification of Members of the Group

         N/A

 Item 9  Notice of Dissolution of Group

         N/A

  Item 10     Certification
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         Harold P. Hands
         Executive Vice President, Legal       October 15, 1998